[Letterhead of Babcock & Brown Air Limited]
March 26, 2009
By facsimile and EDGAR
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Babcock & Brown Air Limited
Registration Statement on Form F-3 Filed on March 10, 2009 File No. 333-157817
Form 20-F for Fiscal Year Ended December 31, 2008 Filed on March 10, 2009 File No. 1-33701
Dear Ms. Long:
     Reference is made to your letter, dated March 20, 2009, setting forth the Staff’s comments on the above-referenced documents.
     In response to the Staff’s comments, Babcock & Brown Air Limited (“B&B Air”) filed today an amended Form 20-F for the fiscal year ended December 31, 2008, which includes revised certifications of its principal executive and financial officers. B&B Air also filed today an amended Registration Statement on Form F-3, which incorporates (on page 34 thereof) the amended certifications.
We acknowledge the following:
•	B&B Air is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to B&B Air’s filings; and

•	B&B Air may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call our outside counsel, Boris Dolgonos at Weil, Gotshal & Manges LLP, at (212) 310-8316, with any questions or comments you may have.

Sincerely,
/s/ Colm Barrington
Colm Barrington
Chief Executive Officer

cc:	Errol Sanderson, SEC Financial Analyst Boris Dolgonos, Weil, Gotshal & Manges LLP

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